ENDEAVOUR INTERNATIONAL CORPORATION
1001 Fannin Street, Suite 1600
Houston, Texas 77002
January 15, 2010
Via EDGAR and Facsimile
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4628
100 F Street, N.E.
Washington, D.C. 20549-4628

Attention:	Mr. John Lucas

Re:	Endeavour International Corporation Registration Statement on Form S-3 File No. 333-163781 Filed December 16, 2009
Dear Mr. Lucas:
     Set forth below are the responses of Endeavour International Corporation, a Nevada corporation (the “Company”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated January 8, 2010, with respect to the Company’s Registration Statement on Form S-3, File No. 333-163781, filed with the Commission on December 16, 2009 (the “Registration Statement”).
     For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in italicized text.
Description of Warrants, page 34
1. Warrants may not be issued for “other securities” that have not been registered under this registration statement unless the warrants exercisable for such other securities are not legally exercisable immediately or within one year of the date of sale of the warrant. The registration statement must identify all of the underlying classes of securities to which the warrants relate. Please revise your document accordingly.
     Response:
     We acknowledge the Staff’s comment and have revised the Registration Statement accordingly.

Securities and Exchange Commission
January 15, 2010

2. If you intend to offer units comprised of warrants and other specified securities, revise the fee table, prospectus cover page, and other related disclosure accordingly. Ensure that you provide sufficient details, as applicable. In that regard, we refer you to your statement that you may issue warrants “together with other securities that may be attached to . . . the warrants.”
     Response:
     We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. We do not intend to offer units under the Registration Statement.
Exhibits 5.1 and 5.2
3. Each time that you do a takedown of any of these securities, you must file as exhibits all applicable unqualified opinions of counsel relating to any securities that you are taking down. Please confirm that you will file at the time of each takedown all appropriate unqualified opinions, and that none will contain any inappropriate assumptions.
     Response:
     We acknowledge the Staff’s comment and will file, and will undertake to cause our counsel to issue, all appropriate unqualified opinions at the time of each takedown and such opinions will not contain any inappropriate assumptions.
4. Please obtain and file revised or new opinions of counsel to cover all securities that are being offered and sold, including (1) any units and (2) any securities into or for which any securities covered by the registration statement may be convertible or exercisable. For example, we note that the opinion filed as exhibit 5.1 explicitly excludes any security into which the listed securities may convert.
     Response:
     We acknowledge the Staff’s comment and Exhibit 5.1 has been revised accordingly.
5. Similarly, ensure that the opinions relate only to those securities that you plan to offer and sell under this registration statement. In that regard, the opinion filed as exhibit 5.1 opines on the legality of purchase contracts. However, the registration statement does not appear to cover purchase contracts.
     Response:
     We acknowledge the Staff’s comment and Exhibit 5.1 has been revised accordingly.

Securities and Exchange Commission
January 15, 2010

Closing Comments
     Please direct any questions or comments regarding the foregoing to me at 713.307.8700 or S. Griffith Aldrich of Vinson & Elkins L.L.P. at 44.0.20.7065.6000.

Sincerely, Endeavour International Corporation
By:	/s/ J. Michael Kirksey
J. Michael Kirksey
Executive Vice President and Chief Financial Officer

cc:	S. Griffith Aldrich, Vinson & Elkins L.L.P.